Exhibit 99.5

Press Release

HARVEST OPERATIONS ANNOUNCES FIRST QUARTER 2012
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA – MAY 11TH, 2012: Harvest Operations Corp. (TSX: HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) announces its financial and operating results for the first quarter ended March 31, 2012. The unaudited financial statements, notes and MD&A pertaining to the period are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and are available on the Harvest website www.harvestenergy.ca . All figures reported herein are in Canadian dollars unless otherwise stated.

UPSTREAM:

  Upstream production volumes averaged 60,550 boe/d in the first quarter, an increase of 14% over the first quarter last year;

  Netbacks prior to hedging for the quarter averaged $29.21/boe, a decrease of 13% compared to the same quarter in 2011 of $33.67/boe;

  Oil and natural gas liquids (NGL) production represent 65% of total production and 90% of petroleum and natural gas sales, as oil and NGL pricing remain strong;

  Upstream capital spending in the first quarter was $238.6 million, flat compared to $237.6 million in the same quarter in the previous year, resulting in an active drilling program in which 69 gross (60.4 net) wells were drilled.

DOWNSTREAM:

  Refinery throughput in the first quarter increased to an average of 100,000 bbl/d from 97,438 bbl/d in the same quarter in the previous year. Quarter over quarter throughput increased 13% from 88,824 bbl/d in the fourth quarter of 2011;

  First quarter refining margins averaged US$4.58/bbl compared to US$10.96/bbl in the same quarter of 2011 but are significantly improved from the US$(4.14) average margin experienced in fourth quarter 2011;

  Capital expenditures for our Downstream operations totaled $13.3 million of which $3.3 million was to advance debottlenecking projects.

CORPORATE:

  Cash flows from operating activities in the first quarter amounted to $85.1 million, which represented a 42% decrease from the same quarter in the previous year.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 5	May 11, 2012

FINANCIAL & OPERATING HIGHLIGHTS:
C$ 000’s unless otherwise stated	Three Months Ended March 31
	2012	2011
FINANCIAL
Revenues(1)	1,426,140	1,248,924
Cash from operating activities	85,110	146,828
Net income (loss)	(72,081)	37,961

Bank loan	531,619	29,660
Convertible debentures	741,237	744,490
Senior notes	486,611	470,676
Total financial debt(2)	1,759,467	1,244,826

Total assets	6,322,250	6,041,118

UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	60,550	53,331
Average realized price
Oil and NGLs ($/bbl)(3)	79.32	73.75
Gas ($/mcf)	2.29	3.83
Operating netback prior to hedging ($/boe)(2)	29.21	33.67

Capital asset additions (excluding acquisitions)	238,592	237,649
Property and business acquisitions (dispositions), net	(1,988)	515,496
Abandonment and reclamation expenditures	6,587	1,967
Net wells drilled	60.4	104.9
Net undeveloped land acquired in business combinations (acres)(4)	–	223,405
Net undeveloped land additions (acres)	44,931	53,480

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	100,000	97,438
Average refining margin (US$/bbl)	4.58	10.96

Capital asset additions	13,263	35,879

(1)	Revenues are net of royalties and the effective portion of Harvest’s realized crude oil hedges.
(2)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in the MD&A for the period ended March 31, 2012.
(3)	Excludes the effect of risk management contracts designated as hedges.
(4)	Excludes carried interest lands acquired in business combinations.

MESSAGE TO STAKEHOLDERS:

The first quarter of 2012 was an active period for Harvest drilling 45% of the wells planned for 2012. Our capital spending in the first quarter was concentrated on development opportunities in our oil-weighted asset base, specifically in the Hay River and Red Earth areas.

The oil-weighted nature of our Upstream business provided for strong cash flow performance from our Upstream business. In the Downstream, gross margins were substantially improved compared with the fourth quarter of 2011. There were continued cashflow deficiencies due to higher operating and feedstock costs.

UPSTREAM OPERATIONS

Upstream production volumes in the first quarter of 2012 averaged 60,550 boe/d, a 14% increase over the same period last year, due to production from assets acquired in the first quarter of 2011 and our active drilling program. Year-over-year, Harvest’s production mix changed slightly with 41% weighted to light and medium crude, 15% weighted to heavy crude, 9% weighted to natural gas liquids and the remaining 35% weighted to natural gas.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 5	May 11, 2012

During the first quarter of 2012 Harvest spent $238.6 million of its $650 million Upstream capital budget including BlackGold. Of the $238.6 million, 60% was spent on drilling and completion activities. During the quarter Harvest drilled 69 gross (60.4 net) wells with a 98% success rate. For the quarter, Harvest mainly focused on oil drilling opportunities. In our Hay River area, 27 gross wells (producer and injector wells) were drilled in the Bluesky Formation in the pursuit of medium gravity oil. We were also active in the Red Earth area where we drilled 10 gross stage stimulated horizontal oil wells in the Slave point Formation. Harvest continued to focus on its southeast Saskatchewan 100% working interest wells in the Souris Valley and Tilston Formations. The remainder of Harvest’s asset development was focused on existing oil pools along with liquids rich gas wells. Prior to hedging Harvest realized an operating netback of $29.21/boe compared to the same period in 2011 of $33.67/boe and the previous quarter of $36.57/boe. Operating netback decreased due to lower realized commodity prices of $58.07/boe prior to hedging, increases in royalties to 16.5% and operating expenses of $18.14/boe. During the first quarter of 2011 realized commodity prices were $59.19/boe prior to hedging, royalties were 12.8% and operating expenses were $17.42/boe.

BlackGold Project

Harvest has allocated 2012 capital spending of $215 million for the BlackGold oil sands project. The 2012 activities for the BlackGold team will be module assembly, facility construction and an active drilling program of 30 wells (15 SAGD well pairs). First oil production from phase 1 is expected in 2014 and we anticipate ERCB approval in 2012 for an additional 20,000 bbl/d for phase 2 expansion of the project.

The BlackGold project faces similar cost and schedule pressures as other oil sand projects, including shortage of skilled labor, rising costs, and logistics issues surrounding module transportation. As a result of these pressures, Harvest is actively reviewing changes to the EPC contract terms with the contractor and revising methods to execute the project; these changes are expected to result in material increases to the project cost.

DOWNSTREAM OPERATIONS

Throughput at the facility averaged 100,000 bbl/d which was a moderate improvement from 97,438 bbl/d in the first quarter of 2011 and 88,824 bbl/d in the previous quarter.

Harvest’s average refining margin of US$4.58/bbl was lower than US$10.96/bbl in the first quarter of 2011, but significantly better than margins of US$(4.14) experienced in the fourth quarter of 2011. The shutdown of inefficient refining capacity by others resulted in margins increasing from very low levels in late 2011.

The Downstream business experienced an operating loss of $48.9 million during the quarter compared to an operating income of $36.2 million in the same period of 2011. The year over year decrease is mainly due to increased feedstock and purchased energy costs of US$118.24/bbl and US$5.21/bbl respectively, compared to US$94.95/bbl and US$3.18/bbl in the same period of the previous year. Quarter over quarter the Downstream business has reduced the operating loss from $124.8 million in the fourth quarter of 2011 to $48.9 million in the first quarter due to higher throughout volumes and improved margins from increased refined product prices.

The refinery experienced a significant turnaround and catalyst replacement in the second and third quarter of 2011. As a result the 2012 capital budget requirement of $84 million for the Downstream operations is significantly less than the $284 million budget in 2011. Capital spending in the first quarter of 2012 totaled $13.3 million of which $3.3 million was allocated to debottlenecking. With the extent of the turnaround activities that took place in 2011, there is no significant downtime planned for the refinery in 2012.

CORPORATE UPDATE

The Harvest management team and the Harvest Board welcomed Mr. Chang Seok Jeong to the Board of Directors in March 2012. Mr. Jeong is currently Executive Vice President of the America Group at KNOC. We look forward to his contribution to the Harvest Board.

Harvest has consistently maintained a disciplined approach in health, safety and environmental issues and remains committed to operating in a socially responsible manner. We regularly conduct emergency response training, and perform safety and environmental audits of our operating facilities.

In closing, we thank all of our stakeholders for your support of and interest in Harvest.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 5	May 11, 2012

OUTLOOK

Upstream

During the first quarter of 2012, Harvest’s Upstream operations (excluding BlackGlold) spent $207 million of the $435 million 2012 capital budget. Harvest drilled 69 (60.4 net) wells and intends to drill an additional 86 during the remainder of 2012. The majority of the capital spending and drilling activity takes place within the first few months of the year as we have a very active winter drilling program.

Harvest will continue to concentrate activity on our oil weighted assets which include large pools of light/medium and heavy crude oils that have significant opportunity for development through drilling or optimization. These are complemented by our liquids-rich natural gas opportunities with attractive economics, despite low natural gas prices. Production during the first quarter of 60,550 boe/d exceeded expectations. We maintain production guidance of 60,000 boe/d for 2012, weighted approximately 30-35% natural gas and 65-70% crude oil and NGLs. There is no change in royalty guidance of 16% of revenue, and average general & administrative costs of $2.80/boe. Based on the actual operating costs incurred in the first quarter 2012, guidance to operating costs has been revised to average approximately $16.50/boe in 2012.

Harvest has allocated 2012 capital spending of $215 million for the BlackGold oil sands project, of which $31 million has been spent in the first quarter of 2012. The 2012 activities for the BlackGold team will be module assembly, facility construction and an active drilling program of 30 wells (15 SAGD well pairs). First oil production from phase 1 is expected in 2014 and we anticipate ERCB approval in 2012 for an additional 20,000 bbl/d for phase 2 expansion of the project.

Downstream

Harvest’s Downstream operations has revised the 2012 capital budget from $120 million to $84 million, as a result of deferring certain discretionary projects from 2012 to later years. Of the revised budget, approximately 25% is earmarked for a crude tank and engineering on projects involving low cost and simple debottlenecking of existing process units. Approximately 50% of the budget will be used for mandatory maintenance projects with the remainder on smaller value-add projects.

Throughput in the first quarter of 2012 was 100,000 bbl/d. Throughput volume is expected to average 100,000 to 106,000 bbl/d in 2012, with operating costs and purchased energy costs aggregating to approximately $8.00/bbl.

Corporate

In October of this year the 6.40% Convertible Unsecured Subordinated Debentures (TSX: HTE.DB.D) will mature. The principal amount outstanding at the end of the first quarter is $106.8 million. The Debentures may be redeemed at the Corporation’s option in whole or in part prior to maturity at 100% of the par value.

On redemption, Harvest will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee an amount in cash equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest.

CONFERENCE CALL

Harvest will be hosting a conference call to discuss our first quarter 2012 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on May 14, 2012. Mr. Robert Pearce, Chief Operating Officer will be hosting the call. Those interested in participating in the conference call may dial 1- 888-340-9642 (international callers or Toronto local dial 416-340-9432) a few minutes prior to start and request the Harvest conference call.

The call will also be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 905-694-9451) and entering passcode 4998167.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 5 of 5	May 11, 2012

CORPORATE PROFILE

Harvest is a wholly-owned, non-guaranteed subsidiary of Korea National Oil Corporation (“KNOC”). Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with Upstream (exploration, development and production of crude oil and natural gas) and Downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our Upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR & MEDIA CONTACT:
Kari Sawatzky, Manager, Investor Relations
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca

CORPORATE HEAD OFFICE:
Harvest Operations Corp.
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Website: www.harvestenergy.ca